UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cerevel Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

15678U 128

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

CUSIP No. 15678U 128	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons Perceptive Advisors LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,068
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,068

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,068
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 6.3%%(1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Calculated based on 156,656,668 shares of Common Stock outstanding as of February 10, 2023 as reported on the Issuer’s Form 10-K, filed on February 22, 2023.

CUSIP No. 15678U 128	13D	Page 3 of 5 Pages

1.	Names of Reporting Persons Joseph Edelman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 170,317
	8.	Shared Voting Power 10,088,385
	9.	Sole Dispositive Power 170,317
	10.	Shared Dispositive Power 10,088,385

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,088,385
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 6.4%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 156,656,668 shares of Common Stock outstanding as of February 10, 2023 as reported on the Issuer’s Form 10-K, filed on February 22, 2023.

CUSIP No. 15678U 128	13D	Page 4 of 5 Pages

1.	Names of Reporting Persons Perceptive Life Sciences Master Fund, Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,918,068
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,918,068

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,918,068
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 6.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 156,656,668 shares of Common Stock outstanding as of February 10, 2023 as reported on the Issuer’s Form 10-K, filed on February 22, 2023.

CUSIP No. 15678U 128	13D	Page 5 of 5 Pages

Explanatory Note

The Reporting Persons are filing this Amendment No. 1 to the Schedule 13D filed on April 21, 2023 (the “Schedule 13D”) solely to amend and restate Item 4 of the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

In connection with and pursuant to a liquidating distribution by ARYA Sciences Holdings II (the “Sponsor”) on April 11, 2023 (the “Sponsor Distribution”), the Master Fund received 3,406,341 shares of Common Stock and Perceptive SP(A), L.P. (the “Co-Investment Fund”) received 851,585 shares of Common Stock. In connection with and pursuant to a distribution by the Co-Investment Fund of all of the shares of Common Stock it received in the Sponsor Distribution (the “Co-Invest Distribution” and together with the Sponsor Distribution, the “Distributions”), which immediately followed the Sponsor Distribution, Mr. Edelman received 170,317 shares of Common Stock, which are held by C2 Life Sciences LLC.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including, but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. Perceptive Advisors may in the future engage in discussions with the Issuer and third parties about potential strategic transactions; however, Perceptive Advisors is not currently aware of or participating in any such discussions.

Except as reported herein, other than as noted above, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth below in Item 6 of the Schedule 13D is incorporated by reference into this Item 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2023

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By: Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member